December 3, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Limited
           Amendment No. 8 to Registration Statement on Form S-4
           Filed November 29, 2024
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.

Amendment No. 8 to Registration Statement on Form S-4
Summary of the Proxy Statement/Prospectus, page 1

1.     We note your disclosure here and elsewhere that    If Inception Growth
does not
       consummate the Business Combination and fails to complete an initial business combination by December 13, 2024, Inception Growth will be required to dissolve
       and liquidate.    We also note that Inception Growth is seeking
shareholder approval to
       extend the deadline to complete a merger to June 13, 2025. Please clarify if Inception
       Growth will still be required to dissolve and liquidate if it fails to complete an initial business combination by December 13, 2024.
 December 3, 2024
Page 2
Risk Factors
"A decline in projected revenue or the failure of actual financial results of AgileAlgo to meet the projected revenue results...", page 53

2. We note your disclosure indicating that AgileAlgo will likely not meet its original revenue projections for fiscal 2024. Given that you have since included financial information disclosing the actual revenue amounts for fiscal 2024, please update the relevant statements throughout the prospectus. Additionally, revise your risk factor disclosure to discuss that the actual revenue of $265,000 for fiscal 2024 is significantly below the projected revenue and how it affects the future financial conditions, results of operations and prospects of the Combined Company. Proposal No. 2: The Share Exchange Proposal
Projections Provided By AgileAlgo, page 90

3.     Please confirm whether the projections still reflect management   s
views on
       AgileAlgo   s future performance. Discuss what consideration the Board gave to
       obtaining updated projections or disclosing the limitations of those projections. In this regard, we note that the actual revenues for AgileAlgo for the fiscal year ended
       September 30, 2024 is significantly below the projected revenue. Disclose whether any of the material factors or analyses have changed in the projections, particularly the projected restated revenues which assumed acceleration of certain deals from the
       FY2025 pipeline to close earlier in FY2024.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 170

4. Please revise to remove the "Statement of operation for the Year ended September 30,
       2023" column from the tables in pro forma note (3) and instead reflect the applicable adjustments in the September 30, 2024 column.
IGTA Merger Sub Limited Financial Statements, page F-49

5. Please revise to include updated financial statements and related disclosures for the registrant, IGTA Merger Sub Limited. Refer to Rule 8-08 of Regulation
S-X.
Exhibits

6. We note your response to prior comment 2. While the consent provided in Exhibit
       23.2 references IGTA Merger Sub Limited, your auditors did not consent to the inclusion of their report dated November 13, 2024 for their audit of IGTA Merger Sub
       Limited's financial statements. Rather, they have only consented to the inclusion of their report for Inception Growth Acquisition Limited. As previously requested, please revise to include the consent for IGTA Merger Sub Limited. December 3, 2024
Page 3
General

7. We note that on November 18, 2024, Inception Growth filed a definitive proxy statement in order to obtain shareholders' approval to extend the date by which it has to consummate a business combination by six times for an additional one month each time. Your current disclosure refers to an extension deadline to June 13, 2024. Please revise.

       Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ted Paraskevas